INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin 53233

March 31, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Zacks Multi-Cap Opportunities Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos on March 17, 2008, for the Zacks Multi-Cap Opportunities Fund, a series of Investment Managers Series Trust. All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 35 filed concurrently with this correspondence.

Prospectus

Pages 3 and 4- Principal Investment Strategies and Secondary Investment Strategies

1.	“Certain derivative instruments” is used in both principal and secondary investment strategies. Decide if principal or secondary and delete from the section that it is not.
Response: Deleted from “Principal Investment Strategy” section. Updated in Registration Statement.

Page 7 - Fees and Expenses

2.	Footnote 7 - The reference to footnote 7 is incorrectly listed as 8 in the table.
Response: Updated in Registration Statement.

3.	Footnote 6 - Make clearer that the expense limit does not include “acquired fund” fees.
Response: The line item “acquired fund fees” was deleted and added to “other expenses” as the fee is less than 1 basis point.

Page 8 -Example

4.	Recalculate and confirm cost numbers.
Response: The expense example has been recalculated using expense cap as updated in the table of 1.65% for Class A and 2.40% for Class C.

Page 23 - Financial Highlights

5.	Provide financial highlights and send before filing the 485(b)
Response: updated in Registration Statement.

SAI

Page B-18 - Trustees and Officers Table

6.	Disclose number of registered funds in the Fund Complex in the table.
Response: Please refer to footnote “d” which states: The Trust is currently comprised of five portfolios managed by unaffiliated investment advisors. The term “Fund Complex” applies only to the Fund. The Fund does not hold itself out as related to any other series within the Trust for investment purposes, nor does it share the same investment advisor with any other series.

Page B-20 -Board Committees

7.	If the Nominating and Governance Committee consider shareholder recommendations, add disclosure.
Response: updated in Registration Statement.

Page B-35 -Disclosure of Portfolio Holdings

8.	State the frequency and lag time for each entity provided the holdings.
Response: updated in Registration Statement.

9.	Identify each service provider by name.
Response: updated in Registration Statement.

Page B-37 - Ongoing Arrangements to Disclose Portfolio Holdings Information

10.	This section is confusing. Consider deleting this section and adding a sentence to the section above it.
Response: updated in Registration Statement.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360. Thank you.

Sincerely,

/s/JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360